

信和置業有限公司
SINO LAND COMPANY LIMITED

03 MAR 31 AM 7:21

Our Ref.: SLC-EI/JM-2003/CS-0342

19 March, 2003

The Hongkong and Shanghai
Banking Corporation Limited
35-36/F., Sun Hung Kai Centre,
30 Harbour Road, Wanchai,
Hong Kong.

Attn.: Mr. James Wong (Securities Dept.)

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. Kathy Jiang



Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

Attn.: Mr. Frank Zarb


03050391

Dear Sirs,

Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to **enclose** for your attention a copy of the Company's press announcement published in the South China Morning Post today regarding the Chairman's Statement and the Interim Results for the period ended 31 December, 2002.

For your information, the said announcement is also accessible at our website "**http://www.sino-land.com**".

If you require any other information or documents, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED





Jean Ma
Assistant Company Secretary

Encls.

c.c. (1) The Bank of New York (Hong Kong) [Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen]
(2) Morningstar ADR Review [Attn.: Ms. Judith Cohn]

H:\Maisy\JM\Interim Result 2003\19.3.2003 - Despatch\Letter-ADR

11th-12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong. 香港九龍尖沙咀梳士巴利道尖沙咀中心11樓至12樓
Tel 電話：(852) 2721 8388 Fax 傳真：(852) 2723 5901 Internet 電子郵件：info@sino-land.com Website 網址：www.sino-land.com

SINO LAND COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

INTERIM RESULTS

The unaudited results of the Group for the half year ended 31st December, 2002 are as follows: -

Consolidated Income Statement

	Notes	Six months ended 31.12.2002 (Unaudited) HK$	31.12.2001 (Unaudited) HK$
Turnover	2	2,999,098,443	1,233,197,462
Cost of sales		(1,792,249,990)	(188,502,515)
Direct expenses		(367,000,169)	(238,722,498)
		839,848,284	805,972,449
Other operating income		24,849,896	18,812,911
Unrealised holding loss on investments in trading securities		(100,959,166)	(61,689,790)
Impairment loss on investments in other securities		(161,127,507)	(93,107,616)
Loss on disposal of investments in other securities		-	(122,047,403)
Administrative expenses		(183,094,790)	(179,558,919)
Profit from operations	2 & 3	419,516,717	368,381,632
Finance income		57,231,163	59,913,898
Finance costs		(215,591,437)	(290,667,615)
Net finance costs		(158,360,274)	(230,753,717)
Share of results of associates	4	(40,724,361)	60,462,065
Profit on disposal of associates		-	30,728,620
Profit before taxation		220,432,082	228,818,600
Taxation	5	(65,309,538)	(37,507,753)
Profit before minority interests		155,122,544	191,310,847
Minority interests		2,674,699	4,218,660
Net profit for the period		157,797,243	195,529,507
Interim dividend at HK2 cents (2001 – HK2 cents) per share		77,436,481	77,151,732
Earnings per share	6	4.08 cents	5.08 cents

Notes:

1. Accounting policies

The accounting policies adopted are consistent with those followed in the Group's annual financial statements for the year ended 30th June, 2002.

2. Segment information

Business segments

Six months ended 31st December, 2002

REVENUE	Property HK$	Security HK$	Financing HK$	Hotel HK$	Building management and services HK$	Elimination HK$	Consolidated HK$
Turnover							
Property rental	420,122,208	-	-	-	-	-	420,122,208
Property sales	2,188,060,651	-	-	-	-	-	2,188,060,651
Hotel operations	-	-	-	115,331,296	-	-	115,331,296
Management services	30,031,827	-	-	-	162,170,583	-	192,202,410
Share investment and dealing	-	17,696,686	-	-	-	-	17,696,686
Financing	-	-	65,685,192	-	-	-	65,685,192
	2,638,214,686	17,696,686	65,685,192	115,331,296	162,170,583	-	2,999,098,443
Other operating income	6,287,425	3,640,433	105,674	-	14,816,364	-	24,849,896
Inter-segment sales*	-	-	-	-	11,574,090	(11,574,090)	-
Total revenue	2,644,502,111	21,337,119	65,790,866	115,331,296	188,561,037	(11,574,090)	3,023,948,339
SEGMENT RESULT	631,870,857	(240,749,554)	65,790,866	57,945,370	87,753,968	-	602,611,507
Unallocated corporate expenses							(183,094,790)
Profit from operations							419,516,717

Six months ended 31st December, 2001

REVENUE	Property HK$	Security HK$	Financing HK$	Hotel HK$	Building management and services HK$	Elimination HK$	Consolidated HK$
Turnover							
Property rental	415,048,985	-	-	-	-	-	415,048,985
Property sales	501,312,607	-	-	-	-	-	501,312,607
Hotel operations	-	-	-	102,079,493	-	-	102,079,493
Management services	24,035,057	-	-	-	165,319,749	-	189,354,806
Share investment and dealing	-	22,341,132	-	-	-	-	22,341,132
Financing	-	-	3,060,439	-	-	-	3,060,439
	940,396,649	22,341,132	3,060,439	102,079,493	165,319,749	-	1,233,197,462
Other operating income	7,616,903	1,694,864	1,617,686	-	7,883,458	-	18,812,911
Inter-segment sales*	-	-	-	-	9,156,615	(9,156,615)	-
Total revenue	948,013,552	24,035,996	4,678,125	102,079,493	182,359,822	(9,156,615)	1,252,010,373
SEGMENT RESULT	677,388,406	(259,213,378)	4,678,125	46,322,987	78,764,411	-	547,940,551
Unallocated corporate expenses							(179,558,919)
Profit from operations							368,381,632

* Inter-segment sales were charged on a percentage of costs incurred as agreed between both parties.

3. Profit from operations

	Six months ended 31.12.2002 HK$	31.12.2001 HK$
Profit from operations has been arrived at after charging:		
Cost of hotel inventories	11,678,185	11,770,825
Depreciation	8,157,327	6,847,303

4. Share of results of associates

The share of results of associates includes amortisation of associates' goodwill of HK$4,647,244 *(six months ended 31st December, 2001: HK$4,647,244)* and release of associates' negative goodwill of HK$2,564,199 *(six months ended 31st December, 2001: Nil)*.

5. Taxation

	Six months ended 31.12.2002 HK$	31.12.2001 HK$
Hong Kong Profits Tax:		
Taxation attributable to the Company and its subsidiaries	60,713,560	28,013,995
Share of taxation attributable to associates	4,595,978	9,493,758
	65,309,538	37,507,753

Hong Kong Profits Tax is calculated at 16% or 17.5%, as appropriate *(six months ended 31st December, 2001: 16%)*, of the estimated assessable profits for the period.

6. Earnings per share

The calculation of the basic earnings per share is based on the net profit for the period of HK$157,797,243 *(six months ended 31st December, 2001: HK$195,529,507)* and on the weighted average number of 3,869,689,847 *(six months ended 31st December, 2001: 3,852,541,638)* ordinary shares in issue throughout the period.

No diluted earnings per share has been presented for both periods as the effect of the assumed conversion of the Company's outstanding convertible notes/bonds would result in an increase in net profit per share.

7. Comparative figures

Certain comparative figures have been restated to conform with the current period's presentation.

CLOSURE OF REGISTER

The Register of Members will be closed from 11th April, 2003 to 16th April, 2003, both dates inclusive, during which period no transfers of shares will be effected. The record date for the interim dividend is at the close of business on 16th April, 2003.

In order to qualify for the interim dividend, shareholders should ensure all transfers, accompanied by the relevant share certificates, are lodged with the Company's Registrars, Standard Registrars Limited, G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by not later than 4:00 p.m. on 10th April, 2003.

2002-2003 INTERIM REPORT

The 2002-2003 interim report containing all the information required by the Listing Rules of The Stock Exchange of Hong Kong Limited ("the Stock Exchange") will be published on the Stock Exchange's website and printed copies will be sent to shareholders on or about 28th March, 2003.

By Order of the Board
Eric IP Sai Kwong
Secretary

Hong Kong, 18th March, 2003

CHAIRMAN'S STATEMENT

INTERIM RESULTS AND DIVIDEND

The Group's unaudited consolidated turnover and net profit attributable to shareholders for the six months ended 31st December, 2002 was HK$2,999 million and HK$158 million respectively. Earnings per share for the period was 4.08 cents.

The Directors have declared an interim dividend of 2 cents per share payable on 20th May, 2003 to those shareholders whose names appear on the Register of Members of the Company on 16th April, 2003.

The interim dividend will be payable in cash but shareholders will be given the option of electing to receive the interim dividend in the form of new shares in lieu of cash in respect of part or all of such dividend. The new shares to be issued pursuant to the scrip dividend scheme are subject to their listing being granted by the Listing Committee of The Stock Exchange of Hong Kong Limited.

A circular containing details of the scrip dividend scheme will be despatched to shareholders together with the form of election for scrip dividend on or about 17th April, 2003. It is expected that the interim dividend warrants and share certificates will be despatched to shareholders on or about 20th May, 2003.

The unaudited interim results have been reviewed by the Company's auditors, Deloitte Touche Tohmatsu.

BUSINESS ACTIVITIES

(1) Land Bank

During the interim period ended 31st December, 2002, the Group acquired two plots of land mainly for residential development. The addition of these new sites contributes in aggregate approximately 2.7 million square feet of attributable gross floor area to the Group. Details of these acquisitions are as follows:

Location	Usage	Group's Interest	Attributable Gross Floor Area (Square feet)
1. Tsuen Wan Town Centre Redevelopment Project TWTL 398, Tsuen Wan, New Territories	Residential/Commercial	100%	1,401,472
2. Ho Tung Lau, STTL 470, Sha Tin, New Territories	Residential/Commercial	100%	1,322,883
			2,724,355

As at 31st December, 2002, the Group's land bank, including properties held for sale; properties under development; and completed investment properties consists of a total gross floor area of approximately 19 million square feet. This comprises a balanced portfolio: 45% residential; 31% commercial; 13% industrial; 8% car parks; and 3% hotels.

(2) Project Completion & Development Activities

During the interim period ended 31st December, 2002, the Group completed the following developments with a total attributable gross floor area of approximately 943,734 square feet: -

Location	Usage	Group's Interest	Attributable Gross Floor Area (Square feet)
1. Grand Regentville, 9 Wo Mun Street, Fanling, New Territories	Residential/Retail/Car Parks	100%	603,929
2. Horizon Place, 100 Kwai Luen Road, Kwai Chung, New Territories	Residential	100%	205,580
3. Sky Horizon, 35 Cloud View Road, North Point, Hong Kong	Residential	100%	134,225
			943,734

(3) Sales Activities

During the interim period, revenue was mainly derived from the sale of a substantial number of residential units in Grand Regentville, Horizon Place and Sky Horizon.

To capitalise on improved sentiments brought about by the new housing policy in November 2002 and the 24-hour border-crossing at Lok Ma Chau checkpoint, the Group launched two residential projects, namely, Imperial Villas Phase 1 and Phase 2 in Yuen Long for sale. Market response was favourable with over 95% of units sold within a short period of time.

(4) Rental Activities

As at 31st December, 2002, the Group had 8.3 million square feet of attributable gross floor area of completed investment properties, an increase of 0.2 million square feet or 2.4% from 8.1 million square feet as at 30th June, 2002. The portfolio comprises a diversified range of properties: 47% commercial; 23% industrial; 19% car parks; 8% hotels; and 3% residential. The addition of investment properties coupled with the satisfactory overall occupancy rate across our investment properties are expected to further strengthen the Group's rental income.

The Group attaches a great deal of importance to customer satisfaction. To provide more fun and entertainment to our customers and shoppers, the Group regularly organises multifarious activities in its major shopping malls. These events not only help build closer ties with our customers, but also further attract retail shoppers and generally enhance the value of our rental portfolio.

The Group shall continue to organise more creative marketing and promotional activities to further enhance customer service and boost tenants' business.

As at 31st December, 2002, the gross rental revenue of the Group, including the attributable share of its associates, was HK$565 million, representing an increase of 1% as compared to the same period last year. This result reflects the high quality and favourable locations of the Group's investment properties.

(5) Finance

As at 31st December, 2002, the Group's total asset value amounted to HK$42 billion whereas gearing ratio was approximately 31.6%, expressed as a percentage of bank and other borrowings net of cash and bank balance over shareholders' equity. Of the total borrowings, 11% was repayable within one year, 34% repayable between one and two years and 55% repayable between two and five years. The Group, including the attributable shares of its associates, had cash resources of approximately HK$9,313 million, comprising cash on hand of approximately HK$2,426 million together with committed undrawn facilities of approximately HK$6,887 million. As at 31st December, 2002, the unaudited shareholders' fund and net asset value per share of the Group was HK$26 billion and HK$6.68 respectively.

There was no material change in foreign currency borrowings and the capital structure of the Group for the period ended 31st December, 2002. *Foreign exchange exposure is kept at a minimal level. Most of the Group's borrowings are subject to floating* interest rates except for certain project loans and convertible notes.

As at 31st December, 2002, the Group did not record any material exceptional changes in contingent liabilities since the previous financial year ended 30th June, 2002.

(6) Future Developments

The principal focus of the Group lies in property development and investments, with the land bank being continuously and selectively replenished in order to optimise earnings potential. As at 31st December, 2002, the Group had 9.5 million attributable square feet of land bank currently under development, about 79% of which is for residential development and completion within the next four to five years.

The Group reaffirms its commitment to building premium properties, incorporating wherever possible environmentally friendly concepts and features in its new developments, project management and property management to provide a better quality of life for our customers.

Other than the matters above mentioned, there was no material change from the information published in the report and accounts for the financial year ended 30th June, 2002.

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

The Group attaches great importance on corporate integrity, business ethics and good governance, and acknowledges its corporate responsibilities to society. The Group takes the view that the long-term shareholders' interests can best be optimised by its conducting its business in a socially responsible manner, and by adopting where possible environmentally friendly practices.

During the interim period, our wholly-owned subsidiary Sino Estates Management Limited received a number of awards in recognition of its contributions to society, and its efforts in the promotion of environmental protection for the benefit of its residential and commercial portfolios.

In September 2002, Sino Estates Management Limited won the '2002 Estate for the Chest Award' (Yau Tsim Mong District) by the Hong Kong Community Chest for its efforts in fund-raising activities. *In December 2002, a 'Caring Company Award' was* granted to the Company by The Hong Kong Council of Social Service.

On the environmental protection front, Certificates of 'Fresh Water Plumbing Quality Maintenance Recognition Scheme' were given by the Water Supplies Department in recognition of the sterling work performed for four residential projects under the Company's management. In January 2003, Regentville, one of the estates that it manages, was awarded a Certificate of Merit under the 'Green Office Management in 2002 Eco-Business Awards'.

EMPLOYEE PROGRAMMES

During the interim period, the Group hosted various internal and external training programmes for over 2,650 employees. These programmes were designed, amongst other things, to strengthen their language proficiency, professional knowledge and management know-how as well as to enhance their productivity. Course contents covered language skills; customer relations and customers service; information technology; self-enhancement initiatives; and environmental conservation in respect of office administration, property management and project management. New courses will continue to be developed to meet corporate and specific career planning needs.

As regards the former, just as the economic and social ties between the Mainland and Hong Kong continue to strengthen, and so the Group continues its efforts in promoting the use of Putonghua amongst its staff. Training courses at various levels are provided on a regular basis. As regards the latter, it is the Group's policy that all staff, in particular those holding front-line positions must uphold the highest possible customer service standards. In this regard, a consultancy has been engaged to provide an intensive training programme on good customer-service practices. As at 31st December, 2002, over 800 staff had undergone this training. Feedback from both participants and customers was most positive and encouraging.

The Group also runs an 'Outstanding Employee Award' scheme to recognise and reward outstanding performances by employees and identify and train potential leaders. During the interim period, 16 employees received this Award.

PROSPECTS

The global economic slowdown, precipitated by a sequence of economic and political events has slowed the progress of Hong Kong's economic recovery. However, continuing economic developments in the Mainland have positively impacted our economy with, for example, growing numbers of Mainland Chinese tourists visiting Hong Kong, benefiting our tourism and retail industries.

During the interim period and up to 18th March, 2003, the Special Administrative Region (SAR) Government undertook a broad direction to invigorate the economy as well as the property market. The measures announced by the SAR Government in November 2002, with a view to maintaining a market-driven operating environment to ensure and sustain the healthy development of the private property market and redefining its own role in housing, will have a positive long-term effect on the property market. Furthermore, the SAR Government's plan to foster greater economic co-operation and integration with cities in the Pearl River Delta Region will enhance the competitiveness of the region as a whole and will generate new business opportunities to bolster economic activities in the region and benefit Hong Kong in the long run.

During the interim period, the Group replenished its land bank at fair prices with an additional 2.7 million square feet of attributable gross floor area added to the development portfolio. This enlarged land bank will enable the Group to secure stable earnings in the next four to five years. The Directors are confident of the prospects of the Group in the medium to long term.

STAFF AND MANAGEMENT

On behalf of the Board, I would like to welcome Mr. Ivan Lee Wank-hay and Mr. Yu Wai Wai to join the Board as Executive Directors *with effect from 1st January, 2003. I would also like to take this opportunity to express my appreciation and gratitude to all my fellow* Directors and staff of the Group for their commitments and contributions.

Hong Kong, 18th March, 2003

Robert NG Chee Siong
Chairman